

July 11, 2011

Via E-mail
David P. Radloff
Vice President and Chief Financial Officer
Hutchinson Technology Incorporated
40 West Highland Park Drive NE
Hutchinson, Minnesota 55350

> **Re:** **Hutchinson Technology Incorporated**
>   **Registration Statement on Form S-4**
>   **Amended July 1, 2011**
>   **File No. 333-173970**
>
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed May 6, 2011**
>   **File No. 001-34838**
>
>   **Schedule TO-I**
>   **Amended July 1, 2011**
>   **File No. 005-37228**

Dear Mr. Radloff:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Fee table

1.   Please revise the first sentence of footnote 1 to clarify, if true, that the maximum amount to be tendered is $60,000,000 as opposed to $122,206,000.

Terms of the Exchange Offer, page 2

2.   We note your disclosure in the third paragraph of this section and elsewhere in the
        registration statement that the exchange ratio is 0.985%. Please revise to disclose, if true,
        that the exchange ratio is .985 or 98.5%. Alternatively, please advise.

Conditions to the Exchange Offer, page 2

3.   We note your revised disclosure on page 2 that you "may" terminate or amend the
        exchange offer if you cannot conclude the New Notes meet the qualified reopening
        condition. This disclosure does not appear to be consistent with your disclosure on page
        87 that the exchange offer will not be consummated unless you conclude that the New
        Notes meet the conditions for being a qualified reopening. Similarly, it does not appear
        consistent with your disclosure on page iv that you will terminate the offering if the
        condition is not met. Accordingly, please revise your disclosure on page 2 to clarify that
        you will terminate the offering if you cannot conclude the New Notes meet the qualified
        reopening condition. Alternatively, we ask that you provide us an analysis explaining
        why you should not separately register each different security you may issue in
        connection with this offering.

4.   We note that you have revised the final paragraph of this section as well as other sections
        of the registration statement and the prospectus cover page so that they no longer disclose
        your conclusion as to whether the qualified reopening condition has been met. Please
        revise the registration statement and prospectus cover to include this information.

Certain U.S. Federal Income Tax Consequences, page 3

5.   We note your revised disclosure on page 133 that a U.S. holder should recognize gain if
        any (but not loss)…equal to the lesser of (1) the sum of the cash payment and the fair
        market value of a New Note, minus the holder's adjusted tax basis in the Old Note; and
        (2) the amount of the cash payment. Please revise the Summary to highlight this
        information.

Selected Financial Data, page 20

6.   We see that you have revised the pro forma shareholders' equity (book value) calculation
        to reflect the updated terms of the exchange offer. However, it is not clear to us how
        these revised terms have impacted the release of the additional paid in capital and the
        gain on extinguishment for the Old Notes. Accordingly, please provide for us and revise
        your filing to disclose the calculations supporting these adjustments for both September
        26, 2010 and March 27, 2011. As part of your response, please reconfirm to us the
        authoritative literature, which supports your accounting for these adjustments.
        Additionally, please explain to us the factors causing both the fair value of your Old

Notes and the fair value of the consideration exchanged (i.e. the combination of New Notes and cash) to be less than the carrying value of your Old Notes at the date of extinguishment.

Index to Exhibits

7.   Reference is made to Exhibit 12.1. We will review the updated pro forma information in this exhibit when filed. Please note that we may have further comments after our review.

Exhibit 5.1

8.   We note that the opinion indicates that the New Notes will be issued for "any and all" of the Old Notes tendered. In light of your disclosure that you will exchange New Notes for up to $60 million in Old Notes, please confirm that you will file a new legality opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kevin Kuhar at (202) 551-3662 or Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3528 with any other questions. If you require further assistance, you may also contact David Orlic, Special Counsel, Office of Mergers & Acquisitions at (202) 551-3503.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via E-mail):   David M. Vander Haar, Esq. — Faegre & Benson LLP